QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 15)*

Salix Pharmaceuticals, Ltd.
(Name of Subject Company (Issuer))

Axcan Pharma Inc.
Saule Holdings Inc.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

795435106
(CUSIP Number of Class of Securities)

RICHARD TARTE, ESQ.
Axcan Pharma Inc.
597 Laurel Blvd.
Mont-Saint-Hilaire, QC J3H 6C4
Canada
(450) 467-5138

With a copy to:

MICHAEL D. LEVIN, ESQ. THOMAS E. KEIM, JR., ESQ. Latham & Watkins Illinois LLC 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	JOHN J. HUBER, ESQ. Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, D.C. 20004 (202) 637-2200

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

* Constituting the final amendment to Schedule TO

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

        This Final Amendment, Amendment No. 15, to the Tender Offer Statement on Schedule TO (as amended or supplemented prior to the date hereof, the "Schedule TO"), filed with the Securities and Exchange Commission on April 10, 2003, relates to an offer by Saule Holdings Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Axcan Pharma Inc., a corporation incorporated under the Canada Business Corporation Act ("Parent"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Salix Pharmaceuticals, Ltd., a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Rights", and together with the Common Stock, the "Shares"), of the Company, at a price of $10.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2003 (as amended or supplemented prior to the date hereof, the "Offer to Purchase"), the Supplement to the Offer to Purchase, dated May 20, 2003 (the "Supplement"), and in the related revised Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

        Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase, the Supplement and the Schedule TO.

Items 6, 8 and 11.

        At 5:00 p.m., New York City time, on June 27, 2003, the offering period expired without the acceptance of the tendered Shares. At the expiration of the Offer, several conditions to the Offer had not been satisfied and Purchaser had not waived these conditions. Purchaser has therefore not purchased any Shares tendered in the Offer and has instructed the Depositary to promptly return all Shares to the tendering stockholders.

        On June 27, 2003, Axcan Pharma Inc. issued a press release announcing the expiration of the Offer. A copy of the press release is filed as Exhibit (a)(5)(N).

Item 12. Exhibits.

    (a)(5)(N)    Press release issued by Axcan Pharma Inc., dated June 27, 2003.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2003	Axcan Pharma Inc.
	By:	/s/ LÉON F. GOSSELIN
	Name:	Léon F. Gosselin
	Title:	President, Chairman and Chief Executive Officer
Saule Holdings Inc.

	By:	/s/ DAVID W. MIMS
	Name:	David W. Mims
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(5)(N)	Press release issued by Axcan Pharma Inc., dated June 27, 2003.

QuickLinks

SIGNATURE
EXHIBIT INDEX